Exhibit 99.1

SECONDARY OFFERING AND INTENTION TO EXERCISE WARRANTS BY PAN AMERICAN SILVER

May 28, 2020, Vancouver, British Columbia – Maverix Metals Inc. (NYSE American & TSX: MMX) (the “Company” or “Maverix”) and Pan American Silver Corp. (NASDAQ & TSX: PAAS) (“Pan American”) announce that they have entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and PI Financial Corp. (the “Underwriters”), pursuant to which Pan American will undertake an overnight marketed public offering of 9,000,000 common shares of Maverix currently held by Pan American (the “Secondary Offering”). In addition, Pan American will grant the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 15% of the number of shares of Maverix sold in the Secondary Offering for up to 30 days after the closing, on the same terms and conditions as the Secondary Offering.

Pan American currently owns, as of the date hereof, 27,583,500 common shares of Maverix, representing approximately 23.0% of the issued and outstanding common shares of Maverix, and 8,250,000 common share purchase warrants (the “Warrants”).

Pan American has notified Maverix of its intention to exercise the Warrants upon closing of the Secondary Offering. Upon exercise, Maverix would receive proceeds of approximately US$15.6 million and upon completion of the Secondary Offering, Pan American would continue to own 26,833,500 common shares of Maverix, representing an approximately 21.0% ownership interest in Maverix, before exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full Pan American would own 25,483,500 common shares of Maverix, representing an approximately 19.9% ownership interest in Maverix.

Pan American has also agreed, subject to certain limited exceptions, not to sell any common shares or other securities of Maverix for a period of 90 days from the closing of the Secondary Offering.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities being offered, nor may there be any sale of the securities being offered in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or other jurisdiction.

The Secondary Offering will be made by way of a prospectus supplement to the Company’s existing U.S. registration statement on Form F-10 (the “Registration Statement”) and Canadian short form base shelf prospectus (the “Base Shelf Prospectus”), each dated September 13, 2019. The prospectus supplement relating to the Secondary Offering will be filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission. The U.S. prospectus supplement (together with a related Registration Statement) is available on the SEC's website at www.sec.gov and the Canadian prospectus supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, copies of the prospectus supplement relating to the Secondary Offering may be obtained, when available, from: Raymond James Ltd., by email at ecm-syndication@raymondjames.ca, and PI Financial Corp., by email at syndication@pifinancial.com.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by continuing to add new precious metals royalties and streams. Its shares trade on both the NYSE American and the Toronto Stock Exchange under the symbol “MMX”.

About Pan American

Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American has a 25-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

CEO & Director, or

Ryan McIntyre

President

Phone:     (604) 343-6225

Email:       info@maverixmetals.com

Pan American Silver Corp.

Siren Fisekci

VP, Investor Relations & Corporate Communications

Phone:     (604) 806-3191

Email:       ir@panamericansilver.com

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Secondary Offering; and Pan American Silver Corp.’s notification of its intention to exercise the Warrants. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19, on Maverix’s business, operations and financial condition and the mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form and Form 40-F, each dated March 23, 2020 available at www.sedar.com and www.sec.gov, respectively. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

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